Exhibit (a)(1)(ii)

INTERVEST BANCSHARES CORPORATION

ELECTION TO TENDER ELIGIBLE OPTIONS PURSUANT TO

THE OFFER TO PURCHASE, DATED DECEMBER 23, 2014

To:	INTERVEST BANCSHARES CORPORATION

I have received and read the Offer to Purchase, dated December 23, 2014, and this Election to Tender Eligible Options (the “election form” which, together with the Offer to Purchase, as they may be amended from time to time, constitutes the “offer”). All terms used in this election form but not defined shall have the meaning ascribed to them in the Offer to Purchase.

I understand, acknowledge and agree that:

•	Subject to the terms and conditions of the offer, I may tender all but not less than all of my eligible options to Intervest Bancshares Corporation (“Intervest”) for a cash payment (minus tax withholding) described in the Offer to Purchase prior to the expiration of the offer at 5:00 p.m., New York City time, on February 3, 2015, as the same may be extended pursuant to the terms of the offer.

•	Intervest’s acceptance of the eligible options that I have tendered pursuant to the offer will constitute a binding agreement between Intervest and me upon the terms and subject to the conditions of the offer. Upon Intervest’s acceptance of the eligible options that I have tendered pursuant to the offer, the eligible options shall be purchased and canceled, and I shall have no right to exercise my eligible options to purchase Intervest common stock under the terms and conditions of such eligible options after the date of Intervest’s acceptance.

•	Under the circumstances set forth in the offer, Intervest may terminate or amend the offer and postpone its purchase and cancellation of my tendered eligible options.

•	Upon the expiration of the offer, the satisfaction of all of the conditions to the offer and Intervest’s acceptance of the tender of my eligible options, a cash payment will be made to me for my properly tendered eligible options other than those options that have:

•	expired before the expiration of this offer; or

•	been properly withdrawn from this offer by me; or

•	been exercised by me before the expiration of this offer.

•	I have certain rights pursuant to the terms and conditions of the offer to withdraw any eligible options that I tender, and I have the right to exercise any of my eligible options before the expiration of the offer even if I have already tendered them in the offer.

•	I will not receive any payment pursuant to the offer for any eligible option that I hold that expires by its terms before expiration of this offer, and I will lose the value of any option that expires. Because of the possibility that Intervest may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. Accordingly, I understand that it is my responsibility to decide whether to exercise any of my eligible options before they expire.

•	The purchase price in connection with the tender of my eligible options will represent ordinary compensation income, and the amount of the cash payment actually delivered to me will reflect required tax withholdings by Intervest.

•	Intervest has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer.

•	All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

•	Effective as of the time Intervest accepts my tendered eligible options, I shall have no right, title or interest in or to the eligible options that I have tendered and that from and after such time such tendered eligible options will automatically become null and void and of no further force or effect, with my only right being to receive the applicable option payment in exchange for such options on the terms set forth in the offer.

•	I do not have to deliver any of my option agreements.

If you wish to tender any or all of your eligible options, sign, date and return page 4 of this election form by hand, mail, or email (PDF) no later than the expiration date of the offer, to:

In New York:

Intervest Bancshares Corporation

One Rockefeller Plaza, Suite 400

New York, New York 10020

Attention: Lowell Dansker, Chairman & CEO

Telephone: (212) 218-2800

Email: ldansker@inbny.com

In Florida:

Intervest National Bank

625 Court Street

Clearwater, Florida 33756

Attention: Keith Olsen, President

Telephone: (727) 442-2551

Email: kaolsen@inbfl.com

Please direct any questions or requests for assistance, as well as requests for additional copies of the Offer to Purchase or this election form, to Lowell Dansker or Keith Olsen at the above address and telephone number. The method by which you deliver any required document is at your option and risk, and the delivery will be made only when actually received by Intervest, including by means of hand delivery to Lowell Dansker or Keith Olsen at the above address. If you elect to deliver your documents by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery prior to the expiration date.

ELECTION TO TENDER ELIGIBLE OPTIONS

BY

Name of Option Holder

According to the records of Intervest Bancshares Corporation, the following eligible option grants have been made to you and remain outstanding in the amounts indicated. If you have any questions regarding the grants listed below or the amount of eligible options outstanding, please contact:

In New York:

Intervest Bancshares Corporation, One Rockefeller Plaza, Suite 400, New York, New York, 10020, Telephone: (212) 218-2800, Attention: Lowell Dansker, Chairman & CEO, email: ldansker@inbny.com.

In Florida:

Intervest National Bank, 625 Court Street, Clearwater, Florida 33756, Telephone: (727) 442-2551, Attention: Keith Olsen, President, email: kaolsen@inbfl.com.

If you elect to participate in this offer, all of your eligible options will be tendered pursuant to the offer. You are not permitted to tender only some of your options and retain others.

You will only receive a cash payment for eligible options that have not expired before the expiration of the offer, as set forth on Schedule A to this election form. See “The Offer – Acceptance of and Payment for Eligible Options in the Offer to Purchase.”

By signing and returning this election form, I represent and warrant to Intervest that:

•	I have full power and authority to tender the foregoing eligible options for purchase and cancellation and that, when and to the extent such eligible options are accepted by Intervest, such eligible options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, other than pursuant to the applicable eligible option agreements, and such eligible options will not be subject to any adverse claims.

•	Upon request, I will execute and deliver any additional documents deemed by Intervest to be necessary or desirable to complete the purchase and cancellation of the eligible options that I am tendering.

•	I have read and agree with the understandings and acknowledgments set forth on pages 1 and 2 of this election form.

The undersigned, intending to be legally bound, has executed this Election to Tender Eligible Options as of the date indicated below.

Date:
Signature of Holder

This election form must be signed by the holder of the eligible options. Intervest will not accept any alternative, conditional or contingent elections.

Schedule A to Election Form

In Connection with the Offer to Purchase, dated December 23, 2014

Name of Option Holder	Number of Eligible Options(1)	Total Cash Payment(2)(3)

(1)	Represents the number of eligible options that remain outstanding.

(2)	Represents the total estimated cash payment, before applicable tax withholding. This cash payment will be made upon completion of the offer only if the eligible option has been tendered, has not been exercised, and has not expired before the expiration of the offer.

(3)	With respect to options with exercise prices ranging from $2.55 to $7.50, the product of (a) the excess of the Company stock price (determined as set forth below) over the exercise price per share of the applicable eligible option, and (b) the total number of shares subject to the applicable eligible option; OR with respect to eligible options with an exercise price of $17.10, the product of (y) $0.47 and (z) the total number of shares subject to the applicable eligible option.

For purposes of determining the “spread” in connection with this offer to purchase, the Company’s stock price is determined in accordance with the merger agreement, and means a cash value equal to the quotient of (i) the sum of (A) the aggregate purchase price of $228,500,000 (which will be adjusted as described below pursuant to the merger agreement) and (B) the aggregate exercise price of all of our outstanding SARs and stock options (other than the underwater options) surrendered for cancellation, divided by (ii) the sum of (X) the number of shares of our common stock issued and outstanding immediately prior to the effective time of the merger, and (Y) the number of our outstanding SARs and stock options (other than the underwater options) surrendered for cancellation.

Pursuant to the terms of the merger agreement, the $228,500,000 aggregate purchase price will be adjusted downward, on a dollar-for-dollar basis, by (i) the $2,892,066 cash amount that we paid to redeem the Treasury Warrant and (ii) if applicable, the amount that our closing consolidated net book value, as defined in the merger agreement, is less than $202,000,000 as of the determination date. The aggregate purchase price will be adjusted upward, on a dollar-for-dollar basis, in connection with recoveries by us related to certain scheduled assets prior to the determination date.

For example, taking into account the $2,892,066 cash amount that we previously paid to redeem the Treasury Warrant, and assuming that (a) all eligible options are tendered in this offer to purchase (which represent all of our outstanding stock options), and we cash out all 78,000 outstanding SARs, (b) our closing consolidated net book value is at least $202,000,000 on the determination date, (c) the purchase price is increased by $345,809 in connection with recoveries by us related to certain scheduled assets prior to the determination date, and (d) there are 22,022,090 shares of our common stock outstanding immediately prior to the closing of the merger, then the Company’s stock price, which is used to determine the spread, would be equal to $10.20. This value is an estimate based on the factors described above, and will be calculated upon the completion of the offer.

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